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                                               Filed by U.S. Home Corporation


                       Pursuant to Rule 425 under the Securities Act of  1933
                                 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                               Subject Company: U.S. Home Corporation
                                          Commission File No.: 1-5899



                                               Contact:
                                               Bruce Gross
                                               Chief Financial Officer
                                               Lennar Corporation
                                               (305) 229-6428

     On February 17, 2000, U.S. Home Corporation, a Delaware corporation ("U.S. Home"), and Lennar Corporation, a Delaware corporation ("Lennar"), jointly issued the following press release:

FOR IMMEDIATE RELEASE
---------------------

                           LENNAR TO ACQUIRE U.S. HOME
                           ---------------------------

              Will Create Largest Homebuilder in the United States

                                   Highlights

Largest  homebuilder  with  combined  1999  revenues  of  $4.9  billion

Largest homebuilder with combined 1999 domestic deliveries of 21,658 homes

Most profitable homebuilder with  combined 1999  EBITDA of $551 million

Combined  1999  stockholders'   equity   of  approximately  $1  billion

Largest acquisition transaction in the history of the homebuilding industry

         Miami, February 17, 2000 -- The Boards of Directors of Lennar Corporation (NYSE: LEN) and U.S. Home Corporation (NYSE: UH) have reached a definitive agreement for the purchase of U.S. Home by Lennar. Under the terms of the agreement, U.S. Home shareholders will receive $36 per share. The consideration will be paid 50% in cash and 50% in Lennar Corporation common shares, for a purchase price of approximately $476 million. The transaction is expected to close in May 2000 following regulatory and shareholder approvals and customary closing conditions.


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         Stuart Miller will be President, Chief Executive Officer and Co-Chief
Operating Officer. Robert J. Strudler will be Vice-Chairman of the Board of Directors of Lennar and Co-Chief Operating Officer. Isaac Heimbinder will be
on the  Board of  Directors  of Lennar Corporation   and  will  be  Executive
Vice-President  of  E-commerce   Initiatives,  spearheading   the   company's
e-commerce activities. Leonard Miller will continue as Chairman of the Board of Lennar Corporation. U.S. Home will nominate two additional directors to the Lennar Board.

         The combined company will benefit from a broader product offering. Geographically, the company will operate in a total of 11 states. Six states have either the largest or fastest growing populations in the nation -Florida,California, Texas, Colorado, Arizona and Nevada. The company's product offering will be materially enhanced by the U.S. Home strategic position in the fast-growing retirement/active adult segment of the market. The company will continue to build homes for the first-time, first-time move-up, second-time move-up and retirement purchasers under both the Lennar and U.S. Home brand names.

         Based on combined 1999 results, Lennar and U.S. Home delivered over 21,600 homes and had almost $5 billion in revenues and $551 million of EBITDA. The combined organization will have approximately $1 billion in stockholders'
equity. Lennar   and  U.S.  Home   are  currently  the  5th  and  8th largest
homebuilders in the country, respectively.

         Stuart Miller, President and CEO of Lennar commented, "The transaction creates the largest and most profitable homebuilding company in America. It is immediately accretive to earnings. The company's balance sheet remains among the best in the business, and the management and cultural fits are exceptional.

         "The enhanced size and scope of our business will allow us to solidify our leading position in our principal markets and home product offerings, as well as allow us to pursue new Internet and broadband opportunities for the homebuilding industry. Because of the way we have structured our balance sheet over the past year, this strategic acquisition will facilitate very strong cash flow and earnings per share growth, without jeopardizing any operating flexibility."

         Robert J. Strudler, Chairman and Co-Chief Executive Officer of U.S. Home, noted, "Our management team is very excited to join forces with Lennar, one of the nation's premier homebuilders with a proven trac record of enhancing shareholder value. Over the past eight years, U.S. Home has become a valuable franchise with proven results and excellent prospects for continued growth.


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         "We believe the value of the U.S. Home franchise to our shareholders is not being maximized as small-cap value stocks are not afforded even their intrinsic worth, much less a premium for proven results. After weighing all the factors, we believe that combining these two companies with the same core values, strong management teams, good balance sheets and track records of success will allow our shareholders to recognize value and give our employees a stronger platform from which to succeed. We believe the combination of Lennar and U.S. Home will create a bigger, stronger and faster-paced organization."

         Isaac Heimbinder, Co-Chief Executive Officer and President of U.S. Home, noted, "The combined strength and management talent of these two companies will not only enable a continued and more prominent leadership role in housing, but will create a strong impetus for taking advantage of opportunities created by joining with other entities focusing on homebuyers as well as prospects created by e-commerce."

         Mr. Miller added, "The resulting organization provides significant market and shareholder enhancement in the following areas:

     Our resulting size provides valuable benefits both from the operational and financial markets perspectives.

     The combined companies will have greater geographic diversity. While both entities have a significant presence in Florida, Texas and Arizona, U.S. Home brings a substantial presence in Denver, Minneapolis and the eastern seaboard states. Lennar's extensive land holdings in California accelerate U.S. Home's expansion into the largest homebuilding market in the country, as well as affording Lennar faster absorption of its land bank.

     From  the  product  enhancement  standpoint,   U.S.  Home  has long been
     recognized as an industry leader in the development of retirement/country club communities, clearly the nation's fastest growing market segment. Additionally, while both companies have excellent brand name recognition in the affordable and move-up homebuyer markets, we have quite different merchandising approaches which will greatly enhance our ability to expand in existing markets. U.S. Home has focused on the design studio approach, offering the buyer extensive upgrade and option features. Lennar has focused on the simplified operating platform of `Everything's Included'sm.

     As the Internet continues to rapidly become a dominant factor within all industries, we believe size and strength will be necessary to attract opportunities in e-commerce. The combined U.S. Home and Lennar entity will provide a unique platform for the company to focus on internal opportunities as well as external investments. Having an executive of Mr. Heimbinder's experience and vision will allow us to focus on this area of emerging Internet opportunities within the homebuilding industry."


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         Mr. Miller continued,  "The acquisition of U.S. Home provides Lennar with access to one of the foremost management and leadership development training programs in the industry. No organization can grow without the development of its future leaders. The emphasis on the development of people at U.S. Home is a strong cultural fit with our core values."

         U.S. Home, with a 45-year history of quality homebuilding, will continue as a national brand name within the Lennar family of builders including Lennar Homes, Greystone Homes, Village Builders, Renaissance Homes and Winncrest Homes. Mr. Miller concluded, "Both companies began operating in 1954. Combined, we have over 90 years of homebuilding experience. It is a great fit - two strong companies with complimentary values and little operating duplication."

         The transaction will be structured as a merger, in which the portion of the acquisition price paid with Lennar shares would not be taxable. The cash portion would be taxable at the time of the transaction.

         U.S. Home stockholders can elect to receive cash or stock, subject to proration, such that at least 50% and not more than 55% of the total consideration is cash. The stock consideration is subject to a cap and collar arrangement such that the aggregate cash and stock consideration expressed on a per share basis will not be less than $32.72 and not more than $41.

         In  this  transaction,  Lennar  is  represented   by  Deutsche  Banc
Alex. Brown.  U.S. Home is represented by Warburg Dillon Read.


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These communications include certain "forward-looking  statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectation and are naturally subject to uncertainty and changes in circumstances. Actual results may vary
materially from the expectations   contained  herein.   The   forward-looking
statements in this document include statements about future financial and operating results and the proposed U.S. Home Corporation/Lennar Corporation transaction. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger with Lennar Corporation; failure of the U.S. Home or Lennar stockholders to approve the merger; the risk that the U.S. Home and Lennar businesses will not be integrated successfully; the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting U.S. Home's and Lennar's businesses generally. More detailed information about those factors is set forth in U.S. Home's filings with the Securities and Exchange Commission, including its Annual Report filed on Form 10-K for the fiscal year
ended  December  31, 1998,   especially  in  the Management's  Discussion and
Analysis section, its most recent quarterly reports on Form 10-Q, and its Current Reports on Form 8-K. U.S. Home is under no obligation to (and
expressly   disclaims   any   such  obligation  to)  update   or  alter   its
forward-looking statements whether as a result of new information, future events or otherwise.

                                * * * *
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In connection with  their  proposed  merger,  U.S. Home  and  Lennar  will  be jointly preparing a proxy statement/prospectus and will be filing such joint proxy statement/prospectus with the Securities and Exchange Commission as soon as practicable. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security
holders   will  be  able   to obtain   a  free   copy  of  the   joint   proxy
statement/prospectus and other documents  filed by U.S. Home  Corporation  and
Lennar   Corporation  with  the  Securities  and  Exchange  Commission  at the
Securities and Exchange Commission's  web site at   www.sec.gov. In  addition,
the joint proxy statement/prospectus to be filed and other documents filed with the Securities and Exchange Commission by U.S. Home Corporation may be obtained for free from U.S. Home Corporation by directing a request to U.S. Home Corporation, 10707 Clay Road, Houston, Texas 77041, Attention: Investor Relations, telephone (713) 877-2311. The joint proxy statement/prospectus to be filed and other documents filed with the Securities and Exchange Commission by Lennar Corporation may be obtained for free from Lennar Corporation by directing a request to Lennar Corporation, 700 Northwest 107th Avenue, 4th Floor, Miami, Florida 33172, Attention: Investor Relations, telephone
(305) 559-4000.

READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

U.S. Home Corporation, its directors, executive officers and certain other members of U.S. Home Corporation management and employees may be soliciting proxies from U.S. Home Corporation stockholders in favor of the merger. Information concerning the participants will be set forth on a Schedule 14A filed as soon as practicable.

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